Filed Pursuant to Rule 433
Registration No. 333-179613
February 27, 2012

To Prospectus dated February 22, 2012

and Preliminary Prospectus Supplement

dated February 27, 2012

$45,896,000

Johnson Controls, Inc.

2.355% Senior Notes due 2017

Pricing Term Sheet

February 27, 2012

Issuer:	Johnson Controls, Inc.

Title:	2.355% Senior Notes due 2017

Aggregate Principal Amount Offered:	$45,896,000

Maturity:	March 31, 2017

Interest Rate:	2.355% per year

Benchmark Treasury:	0.875% due February 28, 2017

Spread to Benchmark Treasury:	+135 bps

Benchmark Treasury Price and Yield:	100-4 3/4; 0.845%

Yield to Maturity:	2.195%

Price to Public:	100.763%, plus accrued interest at the rate of 11.50% per year from and including December 31, 2011 to, but not including, the settlement date.

Total Price to Public (including accrued interest):	102.712%

Interest Payment Dates:	Semiannually in arrears on March 31 and September 30 of each year, commencing March 31, 2012. On March 31, 2012, the first interest payment date, interest on the notes will be paid in an amount equal to (a) interest at the rate of 11.50% per year from and including December 31, 2011 to, but not including, the settlement date and (b) interest at the rate of 2.355% per year from and including the settlement date to, but not including, such interest payment date.

Optional Redemption:	On or after March 31, 2014, the notes will be redeemable in whole or in part at a redemption price equal to (A) the greater of (i) 100% of the principal amount of the notes being redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus (B) accrued and unpaid interest on the notes being redeemed to the redemption date.

CUSIP/ISIN:	478373 AA1 / US478373AA13

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	February 27, 2012

Settlement Date:	March 1, 2012 (T+3)

Day Count Convention:	30/360

Sole Remarketing Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Ratings (Moody’s/S&P/Fitch)*:	Baa1 (Stable) / BBB+ (Stable) / BBB+ (Stable)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the remarketing agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.